June 18, 2007

Room 4561

Mr. Brian K. Miller
Senior Vice President and
Chief Financial Officer
Tyler Technologies, Inc.
5949 Sherry Lane, Suite 1400
Dallas, TX 75225

      Re: **Tyler Technologies, Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2006
              Filed March 1, 2007
              File No. 001-10485

Dear Mr. Miller:

      We have completed our review of your Form 10-K and do not, at this time, have any further comments.

                        Sincerely,

                        Mark Kronforst
                        Accounting Branch Chief